UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13D-101)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

OPKO Health, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68375N103

(CUSIP Number)

Kate Inman

General Counsel, Secretary

OPKO Health, Inc.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-4138

(Name, address and telephone number of person authorized to receive notices and communications)

November 8, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103	Schedule 13D	PAGE 2 of 9

1	NAME OF REPORTING PERSONS The Frost Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 20,091,062 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 20,091,062 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,091,062 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68375N103	Schedule 13D	PAGE 3 of 9

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,234,443 Shares*
	8	SHARED VOTING POWER 20,091,062 Shares
	9	SOLE DISPOSITIVE POWER 169,234,443 Shares
	10	SHARED DISPOSITIVE POWER 20,091,062 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,325,505 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON OO

*

Includes approximately 5,000,000 shares of Common Stock underlying $25,000,000 of the Company’s 5% Convertible Promissory Notes (the “Notes”), which Notes were issued on February 27, 2018 and mature on February 27, 2027 and may be redeemed at any time prior to maturity upon 30 days’ notice at a conversion price of $5.00, subject to adjustment. If the holder elects to convert the Notes, the note holder would receive 200 shares of the Company’s Common Stock per $1,000 of principal amount of Notes.

CUSIP No. 68375N103	Schedule 13D	PAGE 4 of 9

1	NAME OF REPORTING PERSONS Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,420,177 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 24,420,177 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,420,177 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68375N103	Schedule 13D	PAGE 5 of 9

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 197,898,571 Shares*
	8	SHARED VOTING POWER 22,942,892 Shares**
	9	SOLE DISPOSITIVE POWER 197,898,571 Shares*
	10	SHARED DISPOSITIVE POWER 22,942,892 Shares**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,841,463 Shares***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%
14	TYPE OF REPORTING PERSON IN

*

Includes (i) 3,068,951 shares of Common Stock held individually by Dr. Frost; (ii) 24,420,177 shares of Common Stock held by Frost Nevada, which is controlled by Dr. Frost as sole trustee; (iii) options to acquire 1,175,000 shares of Common Stock, which are exercisable within 60 days; and (iv) 169,234,443 shares of Common Stock held by Gamma Trust, which is controlled by Dr. Frost as sole trustee.

**

Includes (i) 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, and (ii) 20,091,062 shares of Common Stock held by Frost Group.

***

Includes (i) 3,068,951 shares of Common Stock held individually by Dr. Frost; (ii) 24,420,177 shares of Common Stock held by Frost Nevada, which is controlled by Dr. Frost as sole trustee; (iii) options to acquire 1,175,000 shares of Common Stock, which are exercisable within 60 days; (iv) 169,234,443 shares of Common Stock held by Gamma Trust, which is controlled by Dr. Frost as sole trustee; (v) 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife; and (vi) 20,091,062 shares of Common Stock held by Frost Group.

CUSIP No. 68375N103	Schedule 13D	PAGE 6 of 9

This Amendment No. 16 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment No. 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment No. 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009, as amended by Amendment No. 7 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 8 to the Schedule 13D filed on March 28, 2011, as amended by Amendment No. 9 to the Schedule 13D filed on October 24, 2011, as amended by Amendment No. 10 to the Schedule 13D filed on October 11, 2012, as amended by Amendment No. 11 to the Schedule 13D filed on March 21, 2013, as amended by Amendment No. 12 to the Schedule 13D filed on September 16, 2013, as amended by Amendment No. 13 to the Schedule 13D filed on February 17, 2015, as amended by Amendment No. 14 to the Schedule 13D filed on December 18, 2015 as amended by Amendment No. 15 to Schedule 13-D filed on September 20, 2017 (collectively, the “Original Schedule 13D”), by The Frost Group, LLC (“Frost Group”), Frost Gamma Investments Trust (“Gamma Trust”), Frost Nevada Investments Trust (“Frost Nevada”), and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. The Joint Filing Agreement, filed as Exhibit 1 to Amendment No. 15 to the Schedule 13D filed on September 20, 2017, is hereby incorporated by this reference.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraph to the end of the item:

Frost Nevada acquired 24,025,177 shares of Common Stock, for investment purposes, in a series of transactions from January 22, 2018 to November 8, 2018 at prices ranging from $2.52 to $6.05 per share for an aggregate purchase price of $84,853,549.63. The source of funds used to acquire the Common Stock was working capital of Frost Nevada.

ITEM 4.	Purpose of Transaction.

Item 4 is amended by adding the following paragraphs to the end of the item:

Frost Nevada acquired 24,025,177 shares of Common Stock, for investment purposes, in a series of transactions from January 22, 2018 to November 8, 2018 at prices ranging from $2.52 to $6.05 per share for an aggregate purchase price of $84,853,549.63.

On November 8, 2018, Frost Nevada and the Issuer entered into a stock purchase agreement (the “November 2018 Stock Purchase Agreement”), pursuant to which Frost Nevada acquired 20,057,307 shares of Common Stock from the Issuer in a private placement for an aggregate purchase price of approximately $70,000,000, or $3.49 per share (the “Private Placement”). The Private Placement closed on November 13, 2018. The shares issued in the Private Placement were offered and sold in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) for “transactions by an issuer not involving a public offering”. Dr. Jane Hsiao, the Issuer’s Vice Chairman and Chief Technical Officer, and two other investors acquired an aggregate of 6,446,991 shares of Common Stock from the Issuer in private placements that were dated concurrently with the Private Placement. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock acquired in the other private placements, including the shares acquired by Dr. Hsiao, for purposes of Section 13 or otherwise.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)-(b) Frost Group beneficially owns 20,091,062 shares of Common Stock. The 20,091,062 shares of Common Stock beneficially owned by Frost Group constitute approximately 3.4% of the Company’s outstanding shares of Common Stock, based upon 586,331,813 shares of Common Stock outstanding as of November 1, 2018 as reported by the Issuer, including 26,504,298 shares issued pursuant to certain stock purchase agreements dated November 8, 2018. Frost Group shares the power to vote and the power to dispose such shares with Gamma Trust and Dr. Frost.

CUSIP No. 68375N103	Schedule 13D	PAGE 7 of 9

Gamma Trust directly beneficially owns 169,234,443 shares of Common Stock, which includes approximately 5,000,000 shares of Common Stock underlying $25,000,000 of the Issuer’s 5% Convertible Promissory Notes (the “Notes”), which Notes were issued on February 27, 2018 and mature on February 27, 2027 and may be redeemed at any time prior to maturity upon 30 days’ notice at a conversion price of $5.00, subject to adjustment. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,091,062 shares of Common Stock beneficially owned by Frost Group. The 189,325,505 total shares of Common Stock beneficially owned by Gamma Trust constitute 32.0% of the Company’s outstanding shares of Common Stock, based upon 586,331,813 shares of Common Stock outstanding as of November 1, 2018 as reported by the Issuer, including 26,504,298 shares issued pursuant to certain stock purchase agreements dated November 8, 2018. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 169,234,443 shares of Common Stock. Gamma Trust has shared voting and dispositive power with respect to the 20,091,062 shares of Common Stock owned by Frost Group.

Frost Nevada directly beneficially owns 24,420,177 shares of Common Stock. The 24,420,177 total shares of Common Stock beneficially owned by Frost Nevada constitute 4.2% of the Company’s outstanding shares of Common Stock, based upon 586,331,813 shares of Common Stock outstanding as of November 1, 2018 as reported by the Issuer, including 26,504,298 shares issued pursuant to certain stock purchase agreements dated November 8, 2018. Dr. Frost is the sole trustee of Frost Nevada and holds sole voting and dispositive power with respect to 24,420,177 shares of Common Stock.

In addition, the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, owns 2,851,830 shares of Common Stock. Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,091,062 shares of Common Stock beneficially owned by Frost Group and the 169,234,443 shares of Common Stock beneficially owned by Gamma Trust. Dr. Frost, as the sole trustee of Frost Nevada may be deemed to beneficially own the 24,420,177 shares of Common Stock beneficially owned by Frost Nevada. The 220,841,463 shares of Common Stock beneficially owned by Dr. Frost constitute 37.3% of the Company’s outstanding shares of Common Stock, based upon 586,331,813 shares of Common Stock outstanding as of November 1, 2018 as reported by the Issuer, including 26,504,298 shares issued pursuant to certain stock purchase agreements dated November 8, 2018. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 169,234,443 shares of Common Stock. Dr. Frost, as sole trustee of Frost Nevada, has sole voting and dispositive power over 24,420,177 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 20,091,062 shares of Common Stock owned by Frost Group and 2,851,830 shares of Common Stock owned by the Phillip and Patricia Frost Philanthropic Foundation, Inc. Dr. Frost individually owns 3,068,951 shares of Common Stock and options to acquire 1,175,000 shares of Common Stock, which are exercisable within 60 days, and has sole voting and dispositive power over each.

(c) In the last 60 days prior to the filing of this Amendment No. 16, the Frost Group, Gamma Trust, and Dr. Frost have not effected any transactions in the shares of Common Stock.

In the last 60 days prior to the filing of this Amendment No. 16, Frost Nevada has acquired a total of 20,057,307 shares of Common Stock in the Private Placement for an aggregate purchase price of approximately $70,000,000, or $3.49 per share. The Private Placement closed on November 13, 2018. The Shares Issued in connection with the Private Placement were offered and sold in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act for “transactions by an issuer not involving a public offering”.

Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company beneficially owned by them.

CUSIP No. 68375N103	Schedule 13D	PAGE 8 of 9

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended in its entirety and replaced with the following text:

See Item 4 regarding Stock Purchase Agreement, Voting Agreement, Second Stock Purchase Agreement, Psilos Securities Purchase Agreement, Pfost Securities Purchase Agreement, Third Stock Purchase Agreement, U Penn Agreement, V-Sciences Agreement, CRG Agreement, Fourth Stock Purchase Agreement, Pfost Second Securities Purchase Agreement, the Kennedy Agreement, the Fifth Stock Purchase Agreement, the Warrant Agreement, the Lock-up Agreement, the Chung Chia Agreement, and the November 2018 Stock Purchase Agreement.

Except as identified herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Materials to be Filed as Exhibits.

Item 7 is amended to add the following text to the end of the item:

Exhibit 16	Form of Stock Purchase Agreement, dated as of November 8, 2018, by and between the Company and Frost Nevada Investments Trust.

CUSIP No. 68375N103	Schedule 13D	PAGE 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Frost Group, LLC

	By:	Frost Gamma Investments Trust, Principal Member

Dated: November 20, 2018	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Sole Trustee

Frost Gamma Investments Trust

Dated: November 20, 2018	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Sole Trustee

Frost Nevada Investments Trust

Dated: November 20, 2018	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Sole Trustee

Dated: November 20, 2018	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Phillip Frost, M.D., Individually